UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BBQ HOLDINGS, INC.

(Name of Subject Company)

BBQ HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05551A109

(CUSIP Number of Class of Securities)

Jeffery Crivello

Chief Executive Officer

BBQ HOLDINGS, INC.

12701 Whitewater Drive, Suite 100

Minnetonka, Minnesota 55343

(952) 294-1300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

W. Todd Carlisle

David W. Drum

Dentons Sirote PC

2311 Highland Avenue South

Birmingham, AL 35205

(205) 930-5100

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of BBQ Holdings, Inc. (the “Company”), a Minnesota corporation by Grill Merger Sub, Inc. (“Merger Sub”), a Minnesota corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“Parent”), a Tennessee corporation, pursuant to the terms of the Agreement and Plan of Merger dated August 8, 2022 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Merger Sub and the Company.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

99.1	Jeffery Crivello email to Famous Dave’s Franchise Partners, dated August 9, 2022.

99.2	Jeffery Crivello email to Village Inn Franchise Partners, dated August 9, 2022.

99.3	Jeffery Crivello email to Famous Family, dated August 9, 2022.

Important Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This document is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Stockholders of the Company are advised to read the Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement on Schedule 14D-9, as each may be amended or supplemented from time to time, and any other relevant documents filed with the SEC when they become available, before making any decision with respect to the tender offer because these documents will contain important information about the proposed transactions and the parties thereto.

Investors may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by visiting the Company’s Investor Relations website at https://ir.bbqholdco.com/ or by contacting the Company’s Investor Relations Department by phone at 952-294-1300 or by e-mail at InvestorRelations@BBQ-Holdings.com.

Forward-Looking Statements

Certain forward-looking statements made in this communication, including any statements as to future results of operations and financial projections, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the surviving company’s business, performance, and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. Forward-looking statements are based on management’s current expectations, beliefs, estimates, projections, and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. As a result, actual future results and trends may differ materially from what is forecast in forward-looking statements. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (v) the possibility that prior to the completion of the proposed transaction, the Company’s business may experience significant disruptions due to transaction-related uncertainty; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, franchisees, suppliers and others with whom it does business, and its operating results and business generally; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the Schedule TO, Schedule 14D-9 and other tender offer documents that will be filed by Parent, Merger Sub and the Company, as applicable. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.